FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425
under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,
OJSC “CenterTelecom”,
OJSC “UTK”,
OJSC “VolgaTelecom”,
OJSC “Uralsvyazinform”,
OJSC “SibirTelecom”,
OJSC “Far East Telecom”,
OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: December 8, 2009

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

December 2, 2009

Interfax

Global telecom operator: the concept adopted

The process of creating a state owned telecom company from Svyazinvest assets on the basis of Rostelecom has reached its final stage. Looking from the concept perspective all the decisions have been made. The government officials believe that the market capitalization of the united company will be 1.7 times higher than the total value of Rostelecom and the Interregional telecommunications Companies – members of Svyazinvest holding.

Moscow. December 2. IFX.RU –The government has apparently made a definitive decision about consolidation of its positions in one of the most promising markets – the telecommunications service market: a single united company will be created on the basis of Rostelecom with other Svyazinvest telecom assets to be merged into Rostelecom as the core company for the merger. The government has already identified the expected synergy effect from the merger: the market capitalization of the state telecom to be created will be 1.7 times higher than the total current value.

The state-wise approach

“Reorganization of Svyazinvest holding by merging the Interregional telecommunications Companies (IRCs) into Rostelecom will enable the growth of the market capitalization of the united company from 240 billion rubles up to 410 billion rubles,”- stated Russian Vice Prime Minister Sergey Ivanov at the meeting of the Governmental Transport and Communications Commission earlier on Wednesday. At the meeting a staged restructuring plan of Svyazinvest developed by MinComSvyaz jointly with the state-owned holding was reviewed. Mr. S. Ivanov stressed that “conceptually all the decisions regarding the reorganization had been made”.

“The company needs structural changes to be made in order to improve competitive power in the Russian telecommunications marketplace, and in future to win strong positions globally,” - added Mr. S. Ivanov.

Consultancies hired by the holding (Morgan Stanley, Renaissance Capital and VTB Capital) pointed out that the market capitalization growth should be achieved both through improved liquidity of the united company’s shares and through listing of the shares on Russian and international exchanges, the document says, with additional growth of the united company’s value “to be achieved through operating synergy and optimization of management functions”.

It’s worth reminding that the Governmental Commission for Transport and Communications on May 29 approved the draft concept of Svyazinvest reorganization. On October 20 the holding’s Board of Directors adopted the reorganization blueprint envisaging a merger of the IRCs into Rostelecom. The legal steps to implement the group reorganization are expected to be completed in May 2011. Share valuation, securing corporate approvals, debt obligations restructuring and other procedures within the framework of the IRCs merger into Rostelecom are planned to implement in 2010.

General meetings of shareholders of the companies to be reorganized at which the decisions on the merger should be passed will presumably take place in summer 2010.

Initially the Governmental Commission was expected to approve the plan on October 30; however, the review of this issue was postponed.

In early November it was revealed that investment bank KIT Finance had proposed an alternative option of Svyazinvest reorganization contemplating initially a merger of the parent company with Rostelecom at the first stage, and only a year and a half after the IRCs consolidation was planned to happen. The proposed scenario was aimed at ensuring growth of Rostelecom market capitalization before a merger into it of other Svyazinvest companies. The point is that Vnesheconombank and Deposit Insurance Agency (DIA) earlier in summer purchased Rostelecom shares from KIT Finance at 230 rubles per share, while currently the share price dropped to 187 rubles per share.

The suggested reform scenario was however ruled out; Prime Minister Vladimir Putin supported the initial basic variant of Svyazinvest reorganization. The Head of the Russian Government agreed with Mr. S. Ivanov’s proposal of Svyazinvest reorganization by merging IRCs into Rostelecom.

As the Minister of Telecommunications and Mass Communications of Russia Igor Shchegolev remarked earlier, in future the government may in 2012 start to consider privatization of the company created by merging Svyazinvest’s assets on the basis of Rostelecom including listing its shares on Russian and international exchanges. “Nevertheless the time for making a decision about IPO may be affected by a “number of factors”, including the company financing needs and interests of the state budget,”- the Minister stressed. The stake in the company to be offered for IPO by the government will depend on how the holding’s reorganization will proceed and performance of the market share price of the united company.

Mobile aspirations

As was pointed out by Mr. Igor Shchegolev, creation of a nationwide cellular operator on the basis of Svyazinvest is one of the key features of the holding’s development concept. The concept contemplated two principle scenarios for consolidation of Svyazinvest positions on the cellular market: forging an alliance with one of the Big Three mobile operators, or building a fourth federal mobile operator by obtaining missing licenses, acquisitions of regional players and entering the market in Moscow as a Mobile Virtual Network Operator (MVNO). But the Minister also remarked that shareholders of the Big Three mobile operators – MTS, Vympelcom and Megafon so far are not willing to sell stakes that may be of interest for Svyazinvest.

One can’t rule out that the state telecom to be created through government efforts will develop its cellular business on the basis of SkyLink - a company which Svyazinvest is to acquire under the asset swap deal with JSFC Sistema.

Last week JSFC Sistema and its “grand-daughter” company OJSC Comstar-United TeleSystems officially announced signing of a tripartite memorandum of understanding (MoU) with Svyazinvest and launch of negotiations on asset restructuring.

The negotiations may result among other things in Sistema’s ceasing to be a SkyLink shareholder and transfer of SkyLink ownership to Svyazinvest. As a source familiar with details of the MoU told Interfax the document envisages a possible completion of the deal before February 15, 2010.

Currently Svyazinvest comprises 13 regional mobile operators, though at the moment they are unable to offer any significant competition to the Big Three mobile operators whose total cellular market share in Russia (in terms of the number of subscribers) is over 80%.

The territory covered by licenses issued to mobile operators of Svyazinvest (exclusive of SkyLink) totals only 35% of the whole of Russia, with the total share of their mobile subscribers being around 9%. SkyLink and its affiliates are operating in 32 Russian regions offering mobile services using CDMA standard (the “Big Three” all use GSM). The company serves some 1 million subscribers, with Moscow and St. Petersburg accounting for the bulk of its customers.

Currently Svyazinvest owns controlling interest in Rostelecom and 7 Interregional telecommunications Companies (IRCs): OJSC CenterTelecom, OJSC North-West Telecom, OJSC VolgaTelecom, OJSC UTC, OJSC Uralsvyazinform, OJSC SibirTelecom, and OJSC Dalsvyaz, as well as in Central Telegraph, OJSC Giprosvyaz, OJSC Dagsvyazinform and Financial Company Svyaz.

Beside the government, Comstar-UTS is another Svyazinvest shareholder with 25% plus share 1 of the state-owned holding. Soon Comstar is bound to cease to be Svyazinvest shareholder as the government approved an asset exchange deal between JSFC Sistema (controls Comstar-UTS through MTS) and the government. Pursuant to the deal Comstar-UTS will transfer 25% plus 1 share of Svyazinvest to Vnesheconombank.